Exhibit 8.1
SUBSIDIARIES OF THE REGISTRANT
1.	Hanwha SolarOne U.S.A. Inc. (USA)

2.	Hanwha SolarOne Investment Holding Ltd. (BVI)

3.	Hanwha SolarOne Hong Kong Limited (Hong Kong)

4.	Hanwha SolarOne (Nantong) Co., Ltd. (PRC)

5.	Hanwha SolarOne (Qidong) Co., Ltd. (PRC)

6.	Hanwha SolarOne Deutschland GmbH (Germany)

7.	Shanghai Linyang Solar Technology Co., Ltd. (PRC)

8.	Hanwha Solar Engineering Research and Development Center Co., Ltd. (PRC)

9.	Hanwha SolarOne Technology Co., Ltd. (PRC)

10.	Hanwha Solar Electric Power Engineering Co., Ltd. (PRC)

11.	Nantong Hanwha Import & Export Co., Ltd. (PRC)